Exhibit 99.2

2006 Half year report
Finding, mining
and	processing
the earth’s minerals

Continued strong operational performance delivers record half year earnings
•	First half underlying earnings* of $3,751 million were a record, and 80 per cent above the corresponding period in 2005.
•	First half net earnings* were $3,796 million, up 75 per cent on the 2005 level of $2,165 million.
•	Cash flow from operations was a record at $5,202 million, 52 per cent higher than that of the first half of 2005.
•

Increased volumes from investment in additional capacity, particularly in copper and iron ore, contributed $129 million to earnings. Many operations achieved record production in the period. Rising prices and strong demand for most products increased underlying earnings by $1,804 million.

•	Recognition of additional tax assets contributed $211 million to the increase in underlying earnings compared with the first half of 2005.
•

Industry wide cost pressures impacted the business in the first half, reducing underlying earnings by $513 million, adjusted for inflation. Adverse weather conditions reduced volumes and increased costs in Australian businesses early in the year.

•

Continuing investment in the growth of the business was reflected in record capital expenditure of $1,758 million in the first half. The major infrastructure and mine expansions of the Group’s iron ore operations in Western Australia are on track, and construction commenced on the development of the Hope Downs deposit.

•

Other significant development projects were progressed, including the titanium dioxide project in Madagascar, the Cortez Hills gold deposit in the US and the Argyle underground diamond mine in Australia.

•	HIsmelt® made its first shipment to customers in the US.
•

As part of the Group’s 2006/07 capital management programme, a special dividend of $1,500 million was paid to shareholders in April, and $1,023 million of shares were bought back on the London market since February.

Six months to 30 June

(All dollars are US$ millions unless otherwise stated)	2006	2005	Change

Underlying earnings*	3,751	2,087	+80%
Net earnings*	3,796	2,165	+75%
Cash flow from operations (including dividends from JCEs and associates)	5,202	3,421	+52%
Underlying earnings per share – US cents	278.7	152.0	+83%
Earnings per share – US cents	282.0	157.6	+79%

* Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto.
Underlying earnings is defined and reconciled to net earnings on page 15.

Chairman’s comments

Rio Tinto’s underlying earnings in the first half of 2006 were a record at $3,751 million, reflecting strong demand for our products, very good operational performance and additional capacity at many of our operations.

The quality of our portfolio of high margin assets was demonstrated once again as cash flows increased to a record of $5,202 million for the period, including dividends from jointly controlled entities and associates.

Our priority is to invest these cash flows in value adding expansion of the business. Capital expenditure on existing assets and new projects reached a record of $1,758 million and higher exploration and evaluation expenditure reflected the number of quality prospects available to the Group.

Our financial position remains very strong, notwithstanding the current level of capital expenditure and the return of over $2.5 billion to shareholders through the special dividend and share buybacks during the period.

In February, we announced our intention to return $4 billion to shareholders by the end of 2007, and we have been able to return approximately two thirds of that amount within six months of the announcement of the programme. We continue to review possible future capital management initiatives.

Our financial strength allows us to pursue this substantial capital return to shareholders while undertaking a record organic investment programme, and retaining the flexibility to take advantage of opportunities as they arise.

Although we have seen increased volatility in financial markets, underlying demand for our products remains strong, and we remain positive about the outlook for the global economy and our markets.

Paul Skinner Chairman

“Our financial strength

allows us to pursue this

substantial capital return

to shareholders”

Chief executive’s comments

Rio Tinto performed well in the first half of 2006. In spite of weather related challenges early in the year, including several cyclones which hit northern Australia and impacted many of our operations in that region, we set a number of first half production records. These included bauxite, alumina, iron ore, talc and US coal.

We made good progress on the significant investment programme to expand our iron ore mine and infrastructure capacity in Western Australia. The first phase of the expansion of the port at Dampier was completed on time and on budget, and the next phase of development is underway. When complete, total infrastructure capacity will be approximately 200 million tonnes per annum and studies are in progress to raise that capacity further.

The markets for most of our products remained strong over the course of the half year, and our focus remains on operational performance to take advantage of these favourable conditions.

Our programme to deliver best practice and common systems throughout our operations has strong momentum. The Group is very focussed on operational improvement, which will help us to manage the continuing challenge of cost pressures and supply shortages that the mining industry faces today.

Construction also started on the first phase of the $1 billion Hope Downs project, within ten months of the announcement of that joint venture. This will have an initial annual capacity of 22 million tonnes.

Progress continued on the construction of the Madagascar titanium dioxide project and the Argyle underground diamond mine development. The Comalco Alumina Refinery ramped up towards full capacity, at times exceeding a 90 per cent production rate during the second quarter.

Our exploration and evaluation activities increased substantially in the first half, as we expanded our greenfield programme, continued evaluation of a number of new projects and focussed on the newly established RioNor Joint Venture in Russia.

Leigh Clifford Chief executive

“Our focus remains on

operational performance

to take advantage of

favourable conditions”

Rio Tinto 2006 Half year report  1

Net earnings and underlying earnings

To provide insight into the underlying performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Six months ended 30 June	2006 US$m	2005 US$m

Underlying earnings	3,751	2,087
Items excluded from underlying earnings
Profits on disposals of interests in businesses	10	89
Adjustment to Kennecott Utah Copper environmental remediation provision	37	–
Effect of exchange on external net debt and intragroup balances	11	9
Mark to market of derivatives not qualifying as hedges	(13)	(20)

Net earnings	3,796	2,165

Commentary on the Group financial results

Underlying earnings of $3,751 million and net earnings of $3,796 million were $1,664 million and $1,631 million above the comparable measures for the first half of 2005. The principal factors explaining the increases are set out in the table below.

Six months ended 30 June		Underlying earnings US$m	Net earnings US$m

First half 2005		2,087	2,165

Prices	1,804
Exchange rates	7
Inflation	(79)

Volumes	129
Costs	(513)
Tax/Other	316

		1,664	1,664

Profits on disposals of interests in businesses		(79)
Adjustment to Kennecott Utah Copper environmental remediation provision		37
Effect of exchange on external net debt and intragroup balances		2
Mark to market of derivatives not qualifying as hedges		7

First half 2006	3,751	3,796

Prices and exchange rates

Prices for major products were significantly above those experienced in 2005. Compared with the first half of 2005 average copper prices were 79 per cent higher and average aluminium prices 37 per cent higher. The strength of the global iron ore market was reflected in the 19 per cent increase in the benchmark price, which was mainly effective from 1 April 2006. The seaborne thermal and coking coal markets were also strong.

Higher copper prices contributed $1,006 million to underlying earnings, including $294 million from the impact of the rise in the copper price on the amount realised from provisionally priced sales, mostly at Escondida and Northparkes.

Molybdenum prices averaged over $23 per pound in the first half of 2006. This was a decline of 26 per cent compared with the same period of 2005.

There was movement in the US dollar in the first half of 2006 relative to the currencies in which Rio Tinto incurs the majority of its costs. The Australian dollar was four per cent weaker, the Canadian dollar was nine per cent stronger and the South African rand one per cent weaker. The effect of these currency movements was to increase underlying earnings relative to the first half of 2005 by $7 million.

Volumes

Higher sales volumes increased earnings by $129 million compared with the first half of 2005. Higher copper in concentrate volumes, from improved grades at Kennecott Utah Copper (KUC) and the commissioning of the Norte pit at Escondida, along with higher production of molybdenum in concentrates at KUC, were the main contributors. The ramp-up of new projects in iron ore (including the Yandicoogina expansion), titanium dioxide feedstocks (QIT) and alumina (Comalco Alumina Refinery), contributed to higher volumes. These gains helped to offset significantly reduced volumes from lower grades at Grasberg which impacted earnings by $195 million. Lower volumes were also experienced at Kennecott Minerals from lower grades at Cortez and also at Hail Creek where reduced coking coal volumes were in line with lower demand from customers.

Costs

Excluding the effects of inflation, higher costs reduced earnings by $513 million. Of this, $56 million was due to higher energy costs. The prevailing strong markets create cyclical cost pressures in the resources industry and our operations continued to experience higher prices for skilled labour, contractors, steel, tyres, explosives and other mining related supplies.

2	Rio Tinto 2006 Half year report

Tax

The effective tax rate on underlying earnings, excluding jointly controlled entities and associates, was 22.0 per cent compared with 29.7 per cent in the first half of 2005. The tax rate for the first half year was reduced by 6.4 percentage points following recognition of $211 million of additional deferred tax assets, reflecting improved projections of long term taxable earnings from our US operations; and following a $46 million reduction in deferred tax provisions as a result of a reduction in Canadian tax rates.

Other

The net after tax interest expense was $17 million lower than in the first half of 2005 due to lower levels of net debt during the period.

Items excluded from underlying earnings

In the first half of 2006 a $10 million gain was realised from disposals of interests in smaller businesses. Disposals in the first half of 2005 resulted in gains of $89 million, principally from the sale of Rio Tinto’s interest in the Labrador Iron Ore Royalty Income Fund.

Net earnings for the first half of 2006 included a reduction of $37 million in an environmental provision at Kennecott Utah Copper, reversing part of an exceptional charge taken in 2002. There was no such item in the first half of 2005.

Exchange gains and losses on external net debt and intragroup balances that are recorded in the US dollar income statement and gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under IFRS are excluded from underlying earnings. Neither of these items were significant in either the first half of 2005 or the first half of 2006.

Cash flow

Cash flow from operations, including dividends from jointly controlled entities and associates, was a record $5,202 million, 52 per cent higher than the first half of 2005. Working capital levels increased in absolute terms as a result of increased prices and volumes.

The Group continued to invest at high levels to grow the business. Expenditure on property, plant and equipment and intangible assets was a record $1,758 million during the first half of 2006. This included the major port, rail infrastructure and iron ore mine expansions in Western Australia, the Spring Creek and Antelope mine expansions at Rio Tinto Energy America and the Hail Creek coking coal mine expansion in Queensland.

Dividends paid in the first half of 2006 of $2,024 million were $1,402 million higher than dividends paid in the first half of 2005. These included the special dividend totalling $1.5 billion which was paid to shareholders in April 2006. Capital management activity also included the on-market buyback of Rio Tinto plc shares in the first half of 2006, comprising $1,023 million from the 2006/07 programme and $95 million in January from the 2005/06 programme (net of $20 million proceeds from the exercise of options). In the first half of 2005 an off-market buyback of Rio Tinto Limited shares returned $774 million to shareholders.

Balance sheet

The balance sheet remained strong during the period, although record capital expenditure and the increased capital management activity resulted in an increase in net debt from $1,313 million at 31 December 2005 to $2,623 million at 30 June 2006. Debt to total capital rose to 14 per cent and interest cover strengthened to 95 times.

In the first half of 2006, net assets increased by $600 million. The profit for the period was $1,808 million greater than dividends paid. The Rio Tinto plc share buyback reduced shareholder equity by $1,118 million.

International Financial Reporting Standards (IFRS)

IFRS require that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For the first half of 2006, the profit for the period was $3,968 million (2005 first half $2,263 million) of which $172 million (2005 first half $98 million) was attributable to outside shareholders, leaving $3,796 million (2005 first half $2,165 million) of net earnings attributable to Rio Tinto shareholders. Both net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

Dividends

Dividends are determined in US dollars. The interim dividend is set at one half of the total dividends declared for the previous year excluding any special dividends. Therefore, interim dividends equivalent to 40.0 US cents per share (2005: 38.5 US cents per share) have been declared by Rio Tinto plc and Rio Tinto Limited.

Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday 1 August 2006.

Rio Tinto plc shareholders will be paid an interim dividend of 21.42 pence per ordinary share (2005: 21.75 pence per share). Rio Tinto Limited shareholders will be paid an interim dividend of 52.48 Australian cents per ordinary share (2005: 50.56 Australian cents per share), which will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.

The respective dividends will be paid on Thursday 7 September 2006 to Rio Tinto plc shareholders on the register at the close of business on Friday 11 August 2006 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 15 August 2006. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 9 August 2006. Dividends will be paid to Rio Tinto ADR holders on Friday 8 September 2006.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 16 August 2006.

By order of the board	By order of the board
Anette Lawless	Stephen Consedine
Secretary	Secretary
Rio Tinto plc	Rio Tinto Limited
3 August 2006	3 August 2006

Rio Tinto 2006 Half year report	3

Rio Tinto financial information by business unit

Six months ended 30 June				Gross turnover (a)		EBITDA (b)		Net earnings (c)

US$ millions		Rio Tinto interest %		2006	2005	2006	2005	2006	2005

Iron Ore	Hamersley Iron (including HIsmelt®)	100.0		1,889	1,425	1,088	766	698	474
	Robe River	53.0		608	477	393	302	197	145
	Iron Ore Company of Canada	58.7		435	422	168	207	54	67
	Rio Tinto Brasil	100.0		43	19	14	–	6	(5)

				2,975	2,343	1,663	1,275	955	681

Energy	Rio Tinto Energy America	100.0		714	578	150	135	90	68
	Rio Tinto Coal Australia	(d	)	1,149	1,065	500	441	272	228
	Rössing	68.6		74	60	20	11	7	1
	Energy Resources of Australia	68.4		114	98	38	41	8	10

				2,051	1,801	708	628	377	307

Industrial Minerals				1,252	1,208	313	313	137	124

Aluminium		(e	)	1,658	1,383	673	416	369	203

Copper	Kennecott Utah Copper	100.0		1,562	966	1,136	663	1,033	465
	Escondida	30.0		1,311	538	1,144	378	700	219
	Grasberg joint venture	(f	)	149	254	140	167	65	85
	Palabora	46.4		276	168	105	28	38	6
	Kennecott Minerals	100.0		101	139	56	72	45	42
	Northparkes	80.0		245	65	208	35	124	17

				3,644	2,130	2,789	1,343	2,005	834

Diamonds	Argyle	100.0		201	246	90	107	41	40
	Diavik	60.0		197	186	135	136	70	50
	Murowa	77.8		13	22	5	14	2	9

				411	454	230	257	113	99

Other operations				120	120	17	47	16	25

				12,111	9,439	6,393	4,279	3,972	2,273
Other items						(132)	(152)	(127)	(96)
Exploration and evaluation						(87)	(64)	(80)	(59)
Net interest								(14)	(31)

Underlying earnings						6,174	4,063	3,751	2,087
Items excluded from underlying earnings						45	98	45	78

Total				12,111	9,439	6,219	4,161	3,796	2,165

Depreciation and amortisation in subsidiaries						(706)	(660)
Depreciation and amortisation in jointly controlled entities and associates						(122)	(112)
Taxation and finance items in jointly controlled entities and associates						(427)	(168)

Profit on ordinary activities before finance items and tax						4,964	3,221

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of jointly controlled entities and associates.
(b)	EBITDA of subsidiaries and the Group’s share of jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.
(c)

Net earnings represent profit after tax for the period attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.

(d)

Includes Rio Tinto’s interests in Rio Tinto Coal Australia (100 per cent) and Coal & Allied (75.7 per cent). (e) Includes Rio Tinto’s interests in Comalco (100 per cent) and Anglesey Aluminium (51 per cent).

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)

Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Commodity analysis in which the contributions of individual business units are attributed to several products as appropriate.

(h)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than exploration. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(i)

Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation and amortisation charge.

(j)

Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For jointly controlled entities and associates, Rio Tinto’s net investment is shown.

4	Rio Tinto 2006 Half year report

Rio Tinto financial information by business unit continued

Six months ended 30 June				Capital expenditure (h)		Depreciation & amortisation (i)		Operating assets (j)

US$ millions		Rio Tinto interest %		2006	2005	2006	2005	2006	2005

Iron Ore	Hamersley Iron (including HIsmelt®)	100.0		788	431	98	81	3,531	2,388
	Robe River	53.0		36	87	44	44	1,587	1,601
	Iron Ore Company of Canada	58.7		37	25	26	22	594	466
	Rio Tinto Brasil	100.0		11	21	4	2	88	68

				872	564	172	149	5,800	4,523

Energy	Rio Tinto Energy America	100.0		177	123	56	40	1,097	894
	Rio Tinto Coal Australia	(d	)	104	46	80	76	1,366	1,264
	Rössing	68.6		16	–	4	8	64	45
	Energy Resources of Australia	68.4		19	9	16	19	160	161

				316	178	156	143	2,687	2,364

Industrial Minerals				149	107	92	84	2,471	2,212

Aluminium		(e	)	114	102	125	120	3,291	3,463

Copper	Kennecott Utah Copper	100.0		119	64	75	65	1,421	1,108
	Escondida	30.0		103	118	37	32	916	661
	Grasberg joint venture	(f	)	22	26	26	21	346	348
	Palabora*	46.4		12	7	22	15	(245)	322
	Kennecott Minerals	100.0		35	19	11	19	162	132
	Northparkes	80.0		6	8	30	15	137	168

				297	242	201	167	2,737	2,739

Diamonds	Argyle	100.0		49	27	28	46	560	610
	Diavik	60.0		42	53	50	39	664	575
	Murowa	77.8		1	2	1	3	14	16

				92	82	79	88	1,238	1,201

Other operations				19	9	–	15	209	202

				1,859	1,284	825	766	18,433	16,704
Other items				74	9	3	5	(339)	(729)
Exploration and evaluation				1	–	–	1	(5)	18
Less: jointly controlled entities and associates				(171)	(191)	(122)	(112)

Total				1,763	1,102	706	660	18,089	15,993

Less: net debt								(2,623)	(3,451)

Total shareholders’ equity								15,466	12,542

*The Operating assets of Palabora at 30 June 2006 are net of the liability of $550 million (30 June 2005: zero) arising from the mark to market of its forward copper contracts, which were entered into as a condition of its loan agreement. These contracts hedge future copper sales but are valued in the balance sheet under IAS39.

Rio Tinto 2006 Half year report	5

Review of operations

Comparison of underlying earnings

First half underlying earnings of $3,751 million were $1,664 million above the first half underlying earnings of 2005. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m

First half 2005 underlying earnings	2,087
Iron Ore	274
Energy	70
Industrial Minerals	13
Aluminium	166
Copper	1,171
Diamonds	14
Other operations	(9)
Exploration and evaluation	(21)
Interest	17
Other	(31)

First half 2006 underlying earnings	3,751

All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.

IRON ORE

	First half 2006	First half 2005	Change	Full year 2005

Production (million tonnes)	62.0	59.8	+4%	124.5

Gross turnover ($ millions)	2,975	2,343	+27%	5,497
Underlying earnings ($ millions)	955	681	+40%	1,722

EBITDA ($ millions)	1,663	1,275	+30%	3,102
Capital expenditure ($ millions)	872	564	+55%	1,229

Market conditions

Global iron ore demand remained strong in all markets during the first half of 2006. During May and June 2006, Hamersley Iron and Robe River agreed a 19 per cent increase in the benchmark price for their products for the 2006 contract year. In June 2006, the Iron Ore Company of Canada agreed a 17.3 per cent increase in the price of its iron ore concentrate and a 3.5 per cent decrease in the price of pellets.

Construction of the $1 billion Hope Downs iron ore project in Western Australia (Rio Tinto share $685 million) began in April 2006, following Western Australian Government approval and the ratification of the Hope Downs Joint Venture.

Hamersley Iron

First half 2006 earnings of $698 million were $224 million above the first half of 2005. Commissioning of the major port expansion commenced and will continue progressively through the second half of the year.

Hamersley Iron’s first half earnings include a net loss of $13 million for HIsmelt® (first half 2005 $4 million net loss) due to scheduled pre-production and marketing costs. HIsmelt® made its first shipment of almost 40,000 tonnes of pig iron to the US in June 2006.

Robe River

First half earnings of $197 million were $52 million above the first half of 2005. Higher prices and volumes more than compensated for higher costs associated with the severe cyclone season.

Iron Ore Company of Canada

Earnings of $54 million were $13 million below the first half of 2005. Pellet and concentrate production increased marginally but the stronger Canadian dollar and higher costs associated with extreme winter conditions in 2006 impacted margins. The reduction in Canadian tax rates has led to a $4 million release of deferred tax provisions.

Rio Tinto Brasil

Price increases and volume growth lifted Rio Tinto Brasil’s earnings to $6million in the first half of 2006 compared with a loss of $5 million in the first half of 2005.

ENERGY

	First half 2006	First half 2005	Change	Full year 2005

Production
Coal (million tonnes)
– US	61.2	58.2	+5%	115.6
– Hard coking coal	2.7	3.9	-31%	7.2
– Other Australian	15.7	15.3	+3%	30.9
Uranium (tonnes)	2,506	3,050	-18%	6,582

Gross turnover ($ millions)	2,051	1,801	+14%	3,867
Underlying earnings ($ millions)	377	307	+23%	733
EBITDA ($ millions)	708	628	+13%	1,442
Capital expenditure ($ millions)	316	178	+78%	412

US Coal – Rio Tinto Energy America (RTEA)

RTEA’s first half 2006 earnings of $90 million were $22 million above the first half of 2005, with higher prices, improved volumes and a $14 million tax credit following the recognition of a deferred tax asset. These offset the impact from increased costs, notably higher labour, fuel and explosive costs.

US Coal production increased by five per cent in the first half of 2006 compared with the same period of 2005, following the recovery of rail capacity from the 2005 maintenance campaign. The Antelope and Spring Creek mines set new half year records with additional contributions from their current expansions.

Asia Pacific seaborne coal markets

Demand for seaborne coking coal has softened as high prices have seen Chinese domestic coking coal and metallurgical coke producers respond accordingly. With export thermal coal volumes from Australia and Indonesia constrained by infrastructure in the short term, and Chinese supply currently being partially diverted to meet domestic demand, the Asia Pacific export thermal coal market has remained tight and prices have been buoyant.

Rio Tinto Coal Australia

Earnings of $272 million were $44 million above the first half of 2005, with higher prices more than compensating for lower coking coal volumes.

Production of hard coking coal at Hail Creek reflected lower demand from customers. Production from the Hunter Valley operations was in line with the allocation set under the Port Waratah Coal Services capacity balancing system, contributing to a three per cent increase in thermal coal production half year on half year.

Uranium markets

The virtual elimination of stockpiles has pushed spot uranium prices close to $50 per pound. Lead times for significant new capacity from mines of at least five years are expected to keep short to medium term prices firm, whilst a finite life for the supply of reprocessed ex-military material and the commitment by China to a nuclear generation investment programme combine to improve the longer term outlook for uranium demand.

Rössing

Earnings of $7 million were $6 million above the first half of 2005, reflecting the benefit of higher realised prices.

Energy Resources Australia

Earnings of $8 million were $2 million below the first half of 2005 with production declining by just under one third, mainly due to wet weather associated with cyclone Monica and unusually high rainfall throughout the summer wet season that prevented access to high grade ore at the Ranger mine. Production was further impacted by a reduction in the volume of ore treated due to difficulties experienced in bringing the acid plant back to full production after a planned maintenance shutdown. The full impact of rising uranium prices will only flow through to sales contract prices as new contracts come into effect.

6	Rio Tinto 2006 Half year report

INDUSTRIAL MINERALS

	First half 2006	First half 2005	Change	Full year 2005

Production
Titanium dioxide (000 tonnes)	699	649	+8%	1,312
Borates (000 tonnes)	272	268	+1%	560
Salt (000 tonnes)	2,650	2,776	-5%	5,507
Talc (000 tonnes)	727	690	+5%	1,364

Gross turnover ($ millions)	1,252	1,208	+4%	2,487
Underlying earnings ($ millions)
Rio Tinto Iron & Titanium	83	72	+15%	128
Rio Tinto Minerals	54	52	+4%	59
	137	124	+10%	187
EBITDA ($ millions)	313	313	0%	563
Capital expenditure ($ millions)	149	107	+39%	235

Rio Tinto Iron & Titanium

Earnings of $83 million were $11 million above the first half of 2005. The titanium dioxide feedstock market remained in reasonable balance during the period with prices still firm for co-products, notably zircon, Sorelmetal and steel billet. These factors, together with higher volumes, in line with the current expansion of the Upgraded Slag (UGS) plant in Quebec from 325,000 tonnes to 375,000 tonnes, more than offset the impact of a stronger Canadian dollar. In addition, a reduction in Canadian tax rates has resulted in an $18 million release of deferred tax provisions.

Rio Tinto Minerals

Earnings of $54 million were $2 million above the first half of 2005. Rio Tinto Minerals benefited from the new organisational structure implemented in 2005, although an additional $4 million of restructuring costs were incurred in the first half of 2006. The recognition of a $5 million deferred tax asset and higher prices offset the impact of higher energy and raw material costs.

ALUMINIUM

	First half 2006	First half 2005	Change	Full year 2005

Production
Bauxite (000 tonnes)	7,658	7,117	+8%	15,474
Alumina (000 tonnes)	1,632	1,490	+10%	2,963
Aluminium (000 tonnes)	413.7	421.6	-2%	853.7

Gross turnover ($ millions)	1,658	1,383	+20%	2,744
Underlying earnings ($ millions)	369	203	+82%	392
EBITDA ($ millions)	673	416	+62%	855
Capital expenditure ($ millions)	114	102	+12%	242

Prices

The average aluminium price of 115 cents per pound was 37 per cent above the first half 2005 average price. The alumina market remained tight and spot prices continued to trade at over $450 per tonne, albeit representing a 20 per cent decline from recent highs. Chinese demand for alumina has been increasingly met by domestic supply. These effects, together with the impacts of other price movements, increased earnings by $242 million.

Bauxite

Half year bauxite production was eight per cent higher than the comparative period in 2005 due to the successful commissioning of the Andoom mine and processing plant which form part of the NeWeipa project.

Alumina

Half year production from the Comalco Alumina Refinery, at 578,000 tonnes, was 36 per cent above the corresponding period of 2005, with increased digestion pump availability resulting in good production rates. There are two phased major shutdowns planned for the Comalco Alumina Refinery for the third quarter, reducing production by approximately one month’s total output. Production at Queensland Alumina and Eurallumina was in line with the same period as last year.

Overall first half alumina production was up ten per cent compared with the first half of 2005. Production costs were adversely affected by higher input prices.

Aluminium

Production at the aluminium smelters was lower than the first half of 2005, primarily due to cells being taken out of circuit at Tiwai Point, because of low rainfall in the hydropower catchment area.

COPPER

	First half 2006	First half 2005	Change	Full year 2005

Production
Mined copper (000 tonnes)	410.8	378.3	+9%	784.4
Refined copper (000 tonnes)	169.5	139.8	+21%	314.5
Mined molybdenum (000 tonnes)	7.9	7.1	+11%	15.6
Mined gold (000 oz)	460	809	-43%	1,626

Gross turnover ($ millions)	3,644	2,130	+71%	4,839
Underlying earnings ($ millions)	2,005	834	+140%	2,020
EBITDA ($ millions)	2,789	1,343	+108%	3,191
Capital expenditure ($ millions)	297	242	+23%	505

Prices

The average copper price of 271 cents per pound was 79 per cent above the first half 2005 average price. This, together with the effects of provisional pricing movements, increased earnings by $1,006 million.

Kennecott Utah Copper

Earnings of $1,033 million were $568 million higher than the first half of 2005 with the operation benefiting from improved volumes and a tax credit of $215 million, following recognition of deferred tax assets. The optimisation of mine production in favour of molybdenum continued, although mined copper and gold volumes also increased as a result of higher grades.

Refined copper production was significantly higher in the first half compared with the same period of 2005 due to strong operational performance at the smelter and a 17 day planned maintenance shutdown in May 2005. The smelter will undergo a 45 day planned maintenance shutdown in September and October 2006.

Escondida

Earnings of $700 million were $481 million above the first half of 2005. Mined copper production was 19 per cent higher than the same period of 2005 as a result of the commissioning of the Norte pit in September 2005 and the commencement of sulphide leaching in 2006.

Grasberg joint venture

Earnings of $65 million were $20 million below the first half of 2005. Lower grades for copper, gold and silver as a result of mine sequencing led to significantly lower production for all three metals compared with the same period of 2005. In addition, a relatively small section of ore in the 6 North pushback was encountered in the second quarter of 2006 with abnormally high clay content, which adversely affected ore flow, mill recoveries and concentrate grades.

Kennecott Minerals

Earnings of $45 million were $3 million above the first half of 2005. The effects of higher gold prices and the recognition of a $10 million deferred tax asset were offset by higher costs and lower sales volumes from Cortez due to lower grades.

Palabora

Earnings of $38 million were $32 million above the first half of 2005, benefiting from the sale of some smelter stocks and low grade concentrate, and the revaluation of the remaining smelter stocks. This was partly offset by a planned smelter shutdown in the first quarter of 2006.

Northparkes

Earnings of $124 million were $107 million above the first half of 2005. Mined copper production increased by 77 per cent reflecting the continued mining of higher grade ore from the Lift 2 area. Operational performance exceeded design capacity and mill recoveries averaged over 90 per cent.

Rio Tinto 2006 Half year report	7

Review of operations continued

DIAMONDS

	First half 2006	First half 2005	Change	Full year 2005

Production
Diamonds (000 carats)
Argyle	12,722	18,026	-29%	30,476
Diavik	2,705	2,558	+6%	4,963
Murowa	103	104	0%	195

Gross turnover ($ millions)	411	454	-9%	1,076
Underlying earnings ($ millions)	113	99	+14%	281
EBITDA ($ millions)	230	257	-11%	617
Capital expenditure ($ millions)	92	82	+12%	203

Diamond markets

Conditions in the rough diamond market have softened somewhat, in contrast to the polished market, which has remained robust, particularly for the larger sized stones.

Argyle

Earnings of $41 million were $1 million above the first half of 2005. Carat production declined following adverse weather conditions earlier in the year. This was compensated by higher prices and the impact of a weaker Australian dollar.

Diavik

Earnings of $70 million were $20 million above the first half of 2005. Diamond output recovered from the first half of 2005, in line with higher grades and a relatively constant mix from higher grade A154S ore and lower grade A154N ore. This offset the impact of higher costs from the early closure of the ice road. In addition, a reduction in Canadian tax rates has led to a $21 million release of deferred tax provisions.

Murowa

Earnings of $2 million were $7 million below the corresponding period of 2005, attributable to an adverse sales mix, with the extraction of smaller stones as mining moves below the enriched surface layer.

OTHER OPERATIONS

	First half 2006	First half 2005	Change	Full year 2005

Underlying earnings ($ millions)	16	25	-36%	2

The sale of the last remaining gold inventories at Kelian generated earnings of $15 million, compared with $9 million in the first half of 2005.

At Kennecott Land’s Project Daybreak, land sales increased steadily. During the first half of 2006, over 300 residential lots were sold. This compared with sales of just over 450 lots for the full year 2005.

EXPLORATION AND EVALUATION

	First half 2006	First half 2005	Change	Full year 2005

Post-tax charge ($ millions)	80	59	+36%	174

Central exploration and evaluation costs of $80 million, on a post-tax basis, were 36 per cent higher than the first half of 2005. The greenfield programme was extended into new territories whilst projects under evaluation progressed.

Exploration drilling was sustained on copper targets in Chile, Argentina, Mexico and the US. Exploration in Russia ramped up as part of the RioNor Joint Venture. Diamond exploration remained focussed on targets in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in Western Australia and west Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, North America, South America and Mongolia.

Evaluation work continued on a number of projects including Eagle (nickel/copper, US), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina), La Granja (copper, Peru) and Simandou (iron ore, Guinea). Rio Tinto has taken a 9.9 per cent equity position in Northern Dynasty Minerals, which controls the Pebble copper-gold-molybdenum deposit in Alaska. Contract of Work negotiations continue at La Sampala nickel in Indonesia.

Brownfield exploration is underway at a number of Rio Tinto businesses, including the Pilbara, Kennecott Utah Copper, the Freeport and Cortez Joint Ventures, the Ranger mine, Greens Creek and Northparkes. This expenditure is charged directly against business unit earnings and totalled $18 million (post-tax) in the first half of 2006.

Price and exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

	Average price/exchange for the first half 2006	Change	Effect on full year underlying earnings US$m

Copper	271c/lb	+/- 10c/lb	138
Aluminium	115c/lb	+/- 10c/lb	144
Gold	$588/oz	+/- $50/oz	38
Molybdenum	$23/lb	+/- $5/lb	67
Australian dollar	74USc	+/- 5USc	175
Canadian dollar	88USc	+/- 5USc	33
South African rand	16USc	+/- 2USc	32

8	Rio Tinto 2006 Half year report

Capital projects

Project	Estimated cost	Status/milestones
(100%)

Completed in 2006

Iron ore – Expansion of Hamersley Iron’s (Rio Tinto 100%) port capacity (Phase A) to 116 million tonnes per annum.	$685m	Project completed on budget and ahead of schedule.

Iron ore – Expansion of Hamersley Iron’s (Rio Tinto 100%) Tom Price and Marandoo mines and construction of new mine capacity at Nammuldi.	$290m	The Marandoo and Nammuldi components are complete and Tom Price is scheduled for completion by the end of 2006.

Iron ore – Expansion by Robe River (Rio Tinto 53%) of rail capacity including completion of dual tracking of 100 km mainline section.	$200m	Project completed on budget and ahead of schedule.

Copper – Escondida sulphide leach (Rio Tinto 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	$925m	The first cathode production from the sulphide leach plant occurred in June 2006.

Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	$170m	The project was approved in February 2005 and work on the pushback continues. Commissioning of the pebble crusher is expected in the third quarter of 2006.

Coking coal – Hail Creek (Rio Tinto 82%) Expansion of annual capacity from six million tonnes to nameplate eight million tonnes per annum.	$223m	Project is on budget with the new dragline due to be commissioned early in the third quarter of 2006.

Diamonds – Construction at Diavik (Rio Tinto 60%) of the A418 dike, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.	$265m

The project was approved in 2004. The A418 dike was closed off in late 2005. It will be completed in 2007 with production from the A418 pipe commencing in 2008. Construction of the exploratory decline is progressing well.

Iron ore – Brownfields mine expansion of Hamersley Iron’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum	$530m	The project was approved in October 2005 and completion is expected by the end of 2007.

Iron ore – Expansion of Hamersley Iron’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.

	$803m	The project was approved in October 2005 and completion is expected by the end of 2007.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	$585m + $190m	Basic infrastructure is being put in place. The main port construction contract is expected to be awarded in the second half of 2006. First production is forecast in late 2008.

Titanium dioxide – further expansion of annual capacity at the UGS plant from 325,000 tonnes to 375,000 tonnes.	$79m	The expansion is proceeding on schedule and is due to come onstream by the end of 2006.

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	$910m	Approved in December 2005, the underground mine is due to start ramping up from 2007.

Gold – Development of Cortez Hills (Rio Tinto 40%).	$455m	Approved in September 2005, the project continues to focus on permitting requirements.

Energy – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016.	$82m	Approved in December 2005, works have now commenced.

Recently approved

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	$980m	Construction is underway. First production expected in early 2008.

Rio Tinto 2006 Half year report	9

Directors’ report for the half year ended 30 June 2006

Review of operations

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2006 and likely future developments are given on pages 6 to 8.

Directors

The Directors serving during the period were:

Chairman

Paul Skinner (note b)

Executive directors

Leigh Clifford, chief executive

Guy Elliott, finance director

Tom Albanese, director, Group Resources

Non executive directors

Sir Richard Sykes, Senior independent director (notes b and c)

Ashton Calvert (notes b and d)

Sir David Clementi (notes a and c)

Vivienne Cox (note a)

Sir Rod Eddington (notes b and d)

Michael Fitzpatrick (notes a and c)

Richard Goodmanson (notes c and d)

Andrew Gould (notes a and c)

Lord Kerr (notes a and d)

David Mayhew (note b)

Tom Albanese who was the chief executive of the Copper group and of Exploration was appointed as an executive director effective 7 March 2006. As director, Group Resources he is responsible for Exploration, Operational and Technical Excellence, Human Resources, External Affairs, and Global Business Services. Michael Fitzpatrick was appointed a non executive director on 6 June 2006.

No directors were appointed between 30 June 2006 and the date of this report. The directors in office at 30 June 2006 remained in office at the date of this report.

Notes

a) Audit committee

b) Nominations committee

c) Remuneration committee

d) Committee on social and environmental accountability

Capital management programme

As part of the Group’s 2006/07 capital management programme, a special dividend of $1,500 million was paid to shareholders in April, and $1,023 million of shares were bought back on the London market since February.

We continue to review possible future capital management initiatives.

Dividends

Full details of dividends are given on page 3.

Corporate governance

Rio Tinto is committed to high standards of corporate governance, for which the directors are accountable to its shareholders. Rio Tinto plc and Rio Tinto Limited have adopted a common approach to corporate governance. The Group consistently applies the highest standards across all the jurisdictions in which it has obligations. The directors have referred to the Combined Code, published by the UK Financial Reporting Council and complied with the Australian Stock Exchange’s Best Practice Corporate Governance Guidelines.

The directors have established four board committees, the Audit committee, the Remuneration committee, the Nominations committee and the Committee on social and environmental accountability, all of which are fundamental to good corporate governance in the Group. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. The committee members are all non executive directors.

Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy prohibits dealing by anyone when in possession of price sensitive information. It also prohibits directors and specified employees from dealing during a “close period” of up to two months before a profit announcement and at any time on considerations of a short term nature.

The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period.

Internal control

The directors are also responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks.

Auditor’s independence declaration

PricewaterhouseCoopers, the auditors of Rio Tinto Limited, have provided the directors with an independence declaration which has been reproduced on page 19.

By order of the board.

Leigh Clifford

Chief executive

Guy Elliott

Finance director

3 August 2006

10	Rio Tinto 2006 Half year report

Group income statement

	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Gross turnover (including share of jointly controlled entities and associates) (a)	12,111	9,439	20,742

Consolidated turnover	10,621	8,671	19,033
Operating costs (excluding impairment charges)	(6,465)	(5,823)	(12,436)
Net impairment reversals/(charges)	–	–	3
Profit on disposal of interests in businesses (including investments) (b)	8	98	322

Operating profit	4,164	2,946	6,922
Share of profit after tax of jointly controlled entities and associates	800	275	776

Profit before finance items and taxation	4,964	3,221	7,698

Finance items
Exchange gains/(losses) on external net debt and intragroup balances	29	(14)	(128)
Losses on currency and interest rate derivatives not qualifying for hedge accounting	(18)	(27)	(51)
Interest receivable and similar income	64	23	82
Interest payable and similar charges	(104)	(84)	(173)
Amortisation of discount	(56)	(55)	(116)

	(85)	(157)	(386)

Profit before taxation	4,879	3,064	7,312

Taxation (b)	(911)	(801)	(1,814)
Profit for the period	3,968	2,263	5,498

– attributable to outside equity shareholders	172	98	283
– attributable to equity shareholders of Rio Tinto (Net earnings)	3,796	2,165	5,215

Basic earnings per ordinary share (c)	282.0c	157.6c	382.3c
Diluted earnings per ordinary share	280.9c	157.3c	381.1c

Dividends per share: paid during the period
– Regular dividend	41.5c	45.0c	83.5c
– Special dividend	110.0c	–	–
Dividends per share: declared in the announcement of the results for the period
– Regular dividend	40.0c	38.5c	41.5c
– Special dividend	–	–	110.0c
(a)

Gross turnover includes the turnover of jointly controlled entities and associates of US$1,490 million (half year 2005: US$768 million; full year 2005: US$1,709 million) in addition to Consolidated turnover, which relates only to subsidiary companies.

(b)

The net tax charge resulting from profit on disposal of interests in businesses (including investments) for the six months ended 30 June 2006 was nil (half year 2005: US$9 million; year ended 31 December 2005: US$11 million).

(c)

For the purpose of calculating basic earnings per ordinary share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,345.9 million, being the weighted average number of Rio Tinto plc shares outstanding (1,060.2 million) plus the weighted average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (285.7 million).

Rio Tinto 2006 Half year report 11

Group cash flow statement

	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Cash flow from consolidated operations	4,414	3,167	7,657

Dividends from jointly controlled entities and associates	788	254	600

Cash flow from operations	5,202	3,421	8,257

Interest received	67	23	51
Interest paid	(116)	(90)	(179)
Dividends paid to outside shareholders	(122)	(73)	(169)
Tax paid	(1,615)	(424)	(1,017)
Cash flow from operating activities	3,416	2,857	6,943

Cash used in investing activities
Disposals of subsidiaries, joint ventures and associates (less acquisitions)	3	(2)	321
Purchase of property, plant and equipment and intangible assets	(1,758)	(1,110)	(2,552)
(Funding to)/repayments from jointly controlled entities and associates	(13)	5	17
Exploration and evaluation expenditure	(137)	(102)	(264)
Proceeds from sale of property, plant and equipment and intangible assets	2	8	36
Sales of other investments	286	130	133
Purchases of other financial assets	(30)	(36)	(231)
Government grants received	8	—	26
Cash flows from non hedge derivatives not related to net debt	9	15	31

Cash used in investing activities	(1,630)	(1,092)	(2,483)

Cash flow before financing activities	1,786	1,765	4,460

Cash used in financing activities
Equity dividends paid to Rio Tinto shareholders	(2,024)	(622)	(1,141)
Own shares purchased from Rio Tinto shareholders	(1,098)	(774)	(877)
Proceeds from issue of ordinary shares in Rio Tinto	30	52	100
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	6	—	4
Finance lease principal payments	(9)	(73)	(86)
Proceeds from issue of new borrowings	38	179	388
Repayment of borrowings	(133)	(364)	(807)
Cash flows from non hedge derivatives related to net debt	(1)	5	2
Cash flows relating to liquid resources not classified as cash and cash equivalents	—	13	6

Cash used in financing activities	(3,191)	(1,584)	(2,411)
Effects of exchange rates on cash and cash equivalents	(3)	(6)	(8)

Net (reduction)/increase in cash and cash equivalents	(1,408)	175	2,041

Opening cash and cash equivalents	2,367	326	326

Closing cash and cash equivalents	959	501	2,367

Cash flow from consolidated operations
Profit for the period	3,968	2,263	5,498
Adjustments for:
Taxation	911	801	1,814
Finance items	85	157	386
Share of profit after tax of jointly controlled entities and associates	(800)	(275)	(776)
Profit on disposal of interests in businesses (including investments)	(8)	(98)	(322)
Net impairment (reversals)/charges	—	—	(3)
Depreciation and amortisation	706	660	1,334
Exploration and evaluation charged against profit	113	93	250
Provisions	(11)	107	202
Utilisation of provisions	(148)	(111)	(261)
Change in inventories	(269)	(228)	(249)
Change in trade and other receivables	(232)	(180)	(530)
Change in trade and other payables	42	(31)	279
Other items	57	9	35

	4,414	3,167	7,657

12	Rio Tinto 2006 Half year report

Group balance sheet

	30 June 2006 US$m	30 June 2005 US$m	31 December 2005 US$m

Non current assets
Goodwill	1,022	1,062	1,020
Intangible assets	247	193	220
Property, plant and equipment	19,178	17,121	17,620
Investments in jointly controlled entities and associates	2,014	2,069	1,829
Loans to jointly controlled entities	139	122	159
Inventories	82	44	141
Trade and other receivables	770	709	703
Deferred tax assets	281	12	55
Tax recoverable	127	135	122
Derivatives related to net debt	–	308	254
Other financial assets	238	241	199

	24,098	22,016	22,322

Current assets
Loans to jointly controlled entities	15	48	–
Inventories	2,300	2,121	2,048
Trade and other receivables	2,727	2,064	2,488
Tax recoverable	31	22	30
Derivatives related to net debt	396	93	62
Other financial assets	143	252	469
Other liquid resources	6	–	5
Cash and cash equivalents	989	563	2,379

	6,607	5,163	7,481

Current liabilities
Bank overdrafts repayable on demand	(30)	(62)	(12)
Borrowings	(2,275)	(824)	(1,190)
Trade and other payables	(2,169)	(1,703)	(2,190)
Derivatives related to net debt	(1)	(8)	(8)
Other financial liabilities	(226)	(43)	(78)
Tax payable	(642)	(392)	(987)
Provisions	(301)	(269)	(321)

	(5,644)	(3,301)	(4,786)

Net current assets	963	1,862	2,695

Non current liabilities
Borrowings	(1,686)	(3,506)	(2,783)
Trade and other payables	(240)	(793)	(269)
Derivatives related to net debt	(22)	(15)	(20)
Other financial liabilities	(426)	–	(93)
Tax payable	(91)	(101)	(51)
Deferred tax liabilities	(2,214)	(2,264)	(2,197)
Provisions	(4,043)	(3,919)	(3,865)

	(8,722)	(10,598)	(9,278)

Net assets	16,339	13,280	15,739

Capital and reserves
Share capital
– Rio Tinto plc	172	172	172
– Rio Tinto Limited (excluding Rio Tinto plc interest)	1,029	1,052	1,019
Share premium account	1,918	1,851	1,888
Other reserves	(435)	258	(24)
Retained earnings	12,782	9,209	11,893

Equity attributable to Rio Tinto shareholders	15,466	12,542	14,948
Attributable to outside equity shareholders	873	738	791

Total equity	16,339	13,280	15,739

(a)	At 30 June 2006, Rio Tinto plc had 1,048.6 million ordinary shares in issue and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc.

Rio Tinto 2006 Half year report	13

Group statement of recognised income and expense

	Attributable to shareholders of Rio Tinto US$m	Outside interests US$m	Six months to 30 June 2006 Total US$m	Six months to 30 June 2005 Total US$m	Year to 31 December 2005 Total US$m

Currency translation adjustment	168	2	170	(286)	(445)
Cash flow hedge fair value (losses)/gains (a)	(550)	(47)	(597)	14	(142)
Gains on available for sale securities	12	2	14	19	37
Cash flow hedge losses transferred to the income statement	18	24	42	2	1
Gains on available for sale securities transferred to the income statement	(4)	–	(4)	(83)	(88)
Actuarial gains on post retirement benefit plans	230	14	244	55	178
Tax recognised directly in equity	(7)	29	22	(2)	57

Net (expense)/income recognised directly in equity	(133)	24	(109)	(281)	(402)
Profit after tax for the period	3,796	172	3,968	2,263	5,498

Total recognised income for the period	3,663	196	3,859	1,982	5,096

(a)	The cash flow hedge fair value loss, for the six months to 30 June 2006, relates almost entirely to forward copper sales contracts entered into by Palabora as a condition of its loan agreement.

Group statement of changes in equity

	Attributable to shareholders of Rio Tinto US$m	Outside interests US$m	Six months to 30 June 2006 Total US$m	Six months to 30 June 2005 Total US$m	Year to 31 December 2005 Total US$m

Opening balance	14,948	791	15,739	12,591	12,591
Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	–	–	–	(11)	(11)
– other reserves	–	–	–	120	120

Opening balance as restated	14,948	791	15,739	12,700	12,700

Total recognised income for the year	3,663	196	3,859	1,982	5,096
Employee share options charged to income statement	11	–	11	14	24
Dividends	(2,038)	(122)	(2,160)	(694)	(1,312)
Subsidiaries disposed of	–	2	2	–	4
Own shares purchased from Rio Tinto shareholders
– Under capital management programme	(1,098)	–	(1,098)	(774)	(877)
– To satisfy share options	(45)	–	(45)	–	–
Ordinary shares issued	30	6	36	52	104
Other movements	(5)	–	(5)	–	–

Closing balance	15,466	873	16,339	13,280	15,739

Reconciliation with Australian IFRS

	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Profit for the period under EU IFRS	3,968	2,263	5,498
Differences	–	–	–

Profit for the period under Australian IFRS	3,968	2,263	5,498

Total recognised income for the period under EU IFRS	3,859	1,982	5,096
Exchange differences relating to: Goodwill	1	–	–

Total recognised income for the period under Australian IFRS	3,860	1,982	5,096

Total equity under EU IFRS	16,339	13,280	15,739
Increase in respect of: Goodwill	744	741	743

Total equity under Australian IFRS	17,083	14,021	16,482

The profit, income and equity figures set out above include amounts attributable to outside shareholders in subsidiaries.

The Group’s financial statements have been prepared in accordance with IFRS as adopted for use in the European Union (“EU IFRS”), which differs in certain respects from the version of IFRS that is applicable in Australia (“Australian IFRS”).

The transition to EU IFRS was based on the UK GAAP financial statements as at 1 January 2004. Under UK GAAP, goodwill on acquisitions prior to 1998 was eliminated directly against equity. Under IFRS 1, goodwill previously recognised as a reduction in equity is not reinstated on transition to IFRS. The Australian equivalent, AASB 1, does not include this relief provision. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill.

14	Rio Tinto 2006 Half year report

Reconciliation of Net earnings to Underlying earnings

Exclusions from Underlying earnings	Pre-tax	Taxation	Outside interests	Six months to 30 June 2006 Net amount US$m	Six months to 30 June 2005 Net amount US$m	Year to 31 December 2005 Net amount US$m

Gains relating to disposal of interests in businesses (including investments) (a)	8	–	2	10	89	311
Net impairment reversals/(charges) (b)	–	–	–	–	–	4
Exchange differences and derivatives
– Exchange gains/(losses) on external net debt and intragroup balances (c)	29	(29)	12	12	13	(87)
– (Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	(18)	4	1	(13)	(20)	(40)
– Losses on external net debt and derivatives not qualifying as hedges in jointly controlled entities and associates (net of tax) (c), (d), (e)	(1)	–	–	(1)	(4)	(12)
Adjustment to environmental remediation provision (f)	37	–	–	37	–	84

Total excluded from Underlying earnings	55	(25)	15	45	78	260

Net earnings	4,879	(911)	(172)	3,796	2,165	5,215

Underlying earnings	4,824	(886)	(187)	3,751	2,087	4,955

“Underlying earnings” is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses (including investments) and undeveloped properties.
(b)	Charges and credits relating to impairment of non current assets.
(c)	Exchange gains and losses on US dollar debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)

Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

The “Adjustment to environmental remediation provision” of US$37 million (2005 full year: US$84 million) relates to the obligations of Kennecott Utah Copper. It reverses part of an exceptional charge taken up in 2002, which was excluded from Adjusted earnings at that time. This reversal is therefore excluded in arriving at Underlying earnings.

Consolidated net debt

	Cash and cash equivalents	Other liquid resources	Borrowings	30 June 2006 Net debt US$m	30 June 2005 Net debt US$m	31 December 2005 Net debt US$m

Analysis of changes in consolidated net debt
At 1 January	2,367	5	(3,685)	(1,313)	(3,809)	(3,809)
Adjustment for adoption of IAS 39	–	–	–	–	(10)	(10)

Opening balance as restated	2,367	5	(3,685)	(1,313)	(3,819)	(3,819)
Adjustment on currency translation	(1)	1	(24)	(24)	56	96
Exchange gains/(losses) charged to the income statement	(2)	–	9	7	(1)	13
Gains/(losses) on derivatives related to net debt	–	–	25	25	(44)	(85)
Subsidiaries disposed of	–	–	2	2	–	–
Finance leases raised less repaid	–	–	9	9	9	22
Cash flow excluding exchange movements	(1,405)	–	96	(1,309)	348	2,460
Other movements	–	–	(20)	(20)	–	–

Closing balance	959	6	(3,588)	(2,623)	(3,451)	(1,313)

Reconciliation to balance sheet categories
Non current	–	–	(1,686)	(1,686)	(3,506)	(2,783)
Current	989	6	(2,275)	(1,280)	(261)	1,194
Bank overdrafts repayable on demand	(30)	–	–	(30)	(62)	(12)
Derivatives related to net debt	–	–	373	373	378	288

Consolidated net debt	959	6	(3,588)	(2,623)	(3,451)	(1,313)

Rio Tinto 2006 Half year report 15

Primary segmental analysis (by product group)

	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Turnover
Iron Ore	2,975	2,343	5,497
Energy	1,974	1,719	3,693
Industrial Minerals	1,192	1,157	2,374
Aluminium	1,658	1,383	2,744
Copper	2,291	1,505	3,433
Diamonds	411	454	1,076
Other	120	110	216

Consolidated turnover	10,621	8,671	19,033

Share of jointly controlled entities and associates	1,490	768	1,709

Gross turnover	12,111	9,439	20,742

Consolidated profit before finance items and taxation
Iron Ore (c)	1,491	1,210	2,872
Energy (c)	526	461	1,067
Industrial Minerals (c)	198	206	362
Aluminium (c)	500	295	502
Copper (c)	1,509	791	1,954
Diamonds	151	169	459
Exploration and evaluation (c)	(87)	(62)	(193)
Other (c)	(124)	(124)	(101)

Operating profit (segment result)	4,164	2,946	6,922

Share of profit after tax of jointly controlled entities and associates
Copper	710	250	660
Other product groups	90	25	116

	800	275	776

Profit before finance items and taxation	4,964	3,221	7,698

(a)

The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14 “Segment reporting”. The analysis deals with the turnover and profit before finance items and taxation for subsidiary companies and proportionally consolidated joint ventures. The amounts presented for each product group exclude equity accounted units, and include the amounts attributable to outside equity shareholders. The classification is consistent with the financial information by business unit data included on pages 4 and 5 of this report. However, that information includes the results of equity accounted units and presents different financial measures. Generally this product group structure has regard to the primary product of each business unit, but there are exceptions. For example, the Copper group includes certain gold operations. The classification differs, therefore, from the Commodity analysis which is included on page 17, in which the contributions of individual business units are attributed to several products as appropriate.

(b)

The analysis of profit before finance items and taxation includes the profit on disposal of interests in businesses (including investments), and net impairment reversals/(charges), which are excluded from Underlying earnings.

(c)	Disposals of businesses (including investments) included gains/(losses), as follows:

	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Iron Ore	–	84	85
Energy	(1)	–	–
Industrial Minerals	4	–	–
Aluminium	–	11	11
Copper	5	–	30
Exploration and evaluation	–	3	3
Other	–	–	193

	8	98	322

16 Rio Tinto 2006 Half year report

Commodity analysis

First half 2006%	First half 2005%	Year 2005%		Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

			Gross turnover
23.1	13.0	14.3	Copper	2,794	1,227	2,968
2.3	3.9	3.6	Gold (all sources)	277	370	754
24.6	24.8	26.5	Iron ore	2,975	2,343	5,497
15.4	17.4	16.9	Coal	1,863	1,643	3,499
13.7	14.7	13.2	Aluminium	1,660	1,383	2,744
10.6	13.1	12.2	Industrial minerals (b)	1,279	1,233	2,535
3.4	4.8	5.2	Diamonds	411	454	1,076
6.9	8.3	8.1	Other products	852	786	1,669

100.0	100.0	100.0		12,111	9,439	20,742

			Net earnings
50.6	36.6	37.2	Copper, gold and by-products	2,011	831	1,998
24.0	30.0	32.0	Iron ore	955	681	1,722
9.1	13.0	13.2	Coal	362	296	707
9.3	8.9	7.3	Aluminium	371	203	393
3.5	5.7	3.7	Industrial minerals (b)	139	129	200
2.8	4.4	5.2	Diamonds	113	99	281
0.7	1.4	1.4	Other products	21	34	74

100.0	100.0	100.0		3,972	2,273	5,375

			Exploration and evaluation	(80)	(59)	(174)
			Net interest	(14)	(31)	(44)
			Other items	(127)	(96)	(202)

			Underlying earnings	3,751	2,087	4,955
			Items excluded from Underlying earnings	45	78	260

			Net earnings	3,796	2,165	5,215

(a)

This analysis is strictly by commodity. In this regard it differs from the primary segmental analysis on page 16, and the financial information by business unit on pages 4 and 5, both of which are based on the Group’s management structure. The notes to the primary segmental analysis by product group provide further detailed explanation of differences in presentation between the commodity analysis above and the primary segmental analysis.

(b)	This category includes by-products arising from the production of titanium dioxide.

Geographical analysis (by country of origin)

First half 2006%	First half 2005%	Year 2005%		Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

			Gross turnover
30.6	31.5	30.8	North America	3,705	2,969	6,397
48.7	50.9	51.2	Australia and New Zealand	5,898	4,808	10,613
11.2	6.0	6.3	South America	1,362	566	1,302
5.4	5.3	5.5	Africa	654	501	1,149
1.4	3.2	3.4	Indonesia	172	299	702
2.7	3.1	2.8	Europe and other countries	320	296	579

100.0	100.0	100.0		12,111	9,439	20,742

			Net earnings
33.7	34.2	31.7	North America	1,269	724	1,584
45.3	51.9	53.2	Australia and New Zealand	1,706	1,099	2,659
18.1	9.2	10.5	South America	680	195	526
2.4	2.0	2.1	Africa	92	42	103
2.1	4.4	4.6	Indonesia	80	93	230
(1.6)	(1.7)	(2.1)	Europe and other countries	(62)	(35)	(103)

100.0	100.0	100.0		3,765	2,118	4,999

			Net interest	(14)	(31)	(44)

			Underlying earnings	3,751	2,087	4,955
			Items excluded from underlying earnings	45	78	260

			Net earnings	3,796	2,165	5,215

(a)	The above analyses include Rio Tinto’s share of the results of jointly controlled entities and associates including interest.
(b)	The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in “Net interest”.

Rio Tinto 2006 Half year report	17

Tax reconciliation

	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Profit before taxation	4,879	3,064	7,312
Deduct: share of net profit of jointly controlled entities and associates	(800)	(275)	(776)

Parent companies’ and subsidiaries’ profit before tax	4,079	2,789	6,536

Prima facie tax payable at UK and Australian rate of 30%	1,224	837	1,961

Impact of items excluded from Underlying earnings	8	(27)	(102)

Other differences
Additional recognition of deferred tax assets (a)	(211)	–	–
Adjustments to deferred tax liabilities following changes in tax rates (a)	(46)	–	–
Other tax rates applicable outside the UK and Australia (b)	(46)	(23)	(23)
Resource depletion and other depreciation allowances	(13)	(5)	(22)
Research, development and other investment allowances	(9)	(3)	(21)
Other	4	22	21

	(321)	(9)	(45)

Total taxation charge	911	801	1,814

(a)	The tax rate for the six months to 30 June 2006 was reduced by two credits.
– The “Additional recognition of deferred tax assets” of US$211 million reflects improved prospects for future earnings from the Group’s US operations.
– The “Adjustments to deferred tax liabilities following changes in tax rates”, totalling US$46 million, results from a reduction in Canadian tax rates.
(b)	The benefit of “other tax rates applicable outside UK and Australia” includes the effect of the US Alternative Minimum Tax rate of 20 per cent.
(c)	This tax reconciliation relates to the parent companies and subsidiaries.
(d)

The total taxation charge includes UK – US$33 million, Australia – US$675 million and Other – US$203 million (2005 full year: UK – US$(10) million, Australia –US$1,056 million and Other – US$768 million).

(e)	The Group’s share of profit of jointly controlled entities and associates is net of tax charges of US$403 million (2005 half year: US$136 million, 2005 full year: US$361 million).

Other disclosures

Capital commitments

Future capital commitments, including those relating to joint ventures and associates, were US$1,846 million at 30 June 2006 (at 31 December 2005: US$1,322 million).

Contingent liabilities

There were no material changes in contingent liabilities or contingent assets during the period.

Share buyback

Between 1 January 2006 and 30 June 2006, Rio Tinto plc bought back 21,965,000 of its own shares from public shareholders at an average buyback price of £28.02. During 2005, Rio Tinto plc bought back 2,600,000 of its own shares from public shareholders at an average buyback price of £22.47. These shares are being held in treasury except for those applied on exercise of share options.

In May 2005, Rio Tinto Limited bought back 27,294,139 of its own shares from public shareholders at a buy back price of A$36.70 per share. Under a matching buyback agreement, Rio Tinto Limited also bought back 16,367,000 of its shares held by a subsidiary of Rio Tinto plc.

Related party matters

Transactions and balances with jointly controlled entities and associates are included in the lines of the financial statements set out below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

Income statement items	Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

Purchases from jointly controlled entities and associates	(645)	(606)	(1,259)
Sales to jointly controlled entities and associates	573	477	1,296

Balance sheet items	US$m	US$m	US$m

Investments in jointly controlled entities and associates	2,014	2,069	1,829
Loans to jointly controlled entities	154	170	159
Loans from jointly controlled entities	(32)	(51)	(14)
Trade and other receivables: amounts due from jointly controlled entities and associates	521	659	530
Trade and other payables: amounts due to jointly controlled entities and associates	(112)	(581)	(199)

Cash flow statement items	US$m	US$m	US$m

(Loans to)/loans repaid by jointly controlled entities and associates	(13)	5	17

18	Rio Tinto 2006 Half year report

Accounting policies

The financial information included in this report is unaudited and has been prepared in accordance with International Financial Reporting Standards adopted by the European Union (“EU IFRS”) including IAS 34 “Interim financial reporting”, and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 27 January 2006. The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2005, except for the following:

–	the adoption of IFRIC 4 “Determining whether an arrangement contains a lease”.
–

a change to the Group’s policy on accounting for exploration and evaluation expenditure. Previously, the Group capitalised exploration expenditure on acquisition of a beneficial interest or option in mineral rights. Full provision was made for impairment unless there was a high degree of confidence in the project’s viability and hence it was considered probable that future economic benefits would flow to the Group. If, as a result of developments in subsequent periods, the expenditure was considered to be recoverable, such provisions were reversed. Under the Group’s revised policy, exploration expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group.

–

in addition, a clarification to IAS 21 relating to the treatment of exchange gains and losses on balances between fellow subsidiary companies was issued in December 2005. The clarification means that, in certain circumstances, such loans can now be included as part of the reporting entity’s net investment in foreign operations. The clarification was implemented in the accounts for the full year to 31 December 2005.

The effect of the above adjustments is not material to Group earnings or to shareholders’ funds in the current or prior periods; therefore, prior period information has not been restated.

Prior year financial information

Financial information for the year to 31 December 2005 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2005 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).

Directors’ declaration

In the directors’ opinion:

The financial statements and notes have been prepared in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission dated 27 January 2006) using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.

The financial statements and notes give a true and fair view of the Rio Tinto Group’s financial position as at 30 June 2006 and of its performance, as represented by the results of its operations, recognised income and expense and its cash flows for the half year then ended.

There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc, has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board

G R Elliott Finance director 3 August 2006

Auditors’ independence declaration

As lead auditor for the review of Rio Tinto Limited for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.

John O’Connor

Partner

PricewaterhouseCoopers

Perth

3 August 2006

Rio Tinto 2006 Half year report	19

Independent review report to Rio Tinto plc and Rio Tinto Limited (“the Companies”)

Introduction

We have been instructed by the Companies to review the financial information of the Rio Tinto Group (comprising the Companies and their subsidiaries) for the six months ended 30 June 2006 which comprises the Group interim balance sheet as at 30 June 2006, the Group interim statements of income, cash flows and recognised income and expense for the six months then ended and the related notes (including the financial information by business unit). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors of the Companies. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006.

The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with International Accounting Standard 34, “Interim financial reporting”.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United

Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for Rio Tinto plc for the purpose of the Listing Rules of the Financial Services Authority in the United Kingdom and for Rio Tinto Limited for the purpose of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Perth
3 August 2006	3 August 2006
in respect of Rio Tinto plc	in respect of Rio Tinto Limited

Summary financial data in Australian dollars, Sterling and US dollars

Six months to 30 June 2006 A$m	Six months to 30 June 2005 A$m	Six months to 30 June 2006 £m	Six months to 30 June 2005 £m		Six months to 30 June 2006 US$m	Six months to 30 June 2005 US$m	Year to 31 December 2005 US$m

16,366	12,258	6,766	5,048	Gross turnover	12,111	9,439	20,742

14,353	11,261	5,934	4,637	Consolidated turnover	10,621	8,671	19,033

6,593	3,979	2,726	1,639	Profit before taxation	4,879	3,064	7,312

5,362	2,939	2,217	1,210	Profit for the period	3,968	2,263	5,498

5,130	2,812	2,121	1,158	Net earnings attributable to Rio Tinto shareholders	3,796	2,165	5,215

5,069	2,710	2,096	1,116	Underlying earnings*	3,751	2,087	4,955

381.1c	204.7c	157.6p	84.3p	Basic earnings per ordinary share	282.0c	157.6c	382.3c

376.6c	197.4c	155.7p	81.3p	Basic underlying earnings per ordinary share*	278.7c	152.0c	363.2c

				Dividends per share to Rio Tinto shareholders
200.28c	58.29c	85.24p	23.94p	— paid (including special dividend)	151.5c	45.0c	83.5c
52.48c	50.56c	21.42p	21.75p	— proposed (including special dividend)	40.0c	38.5c	151.5c

2,414	2,292	998	944	Cash flow before financing activities	1,786	1,765	4,460

(3,545)	(4,541)	(1,426)	(1,907)	Net debt	(2,623)	(3,451)	(1,313)

20,900	16,503	8,405	6,929	Equity attributable to Rio Tinto shareholders	15,466	12,542	14,948

* Underlying earnings for the six months to 30 June 2006 are stated after excluding items totalling US$45 million (Full year 2005: US$260 million, half year 2005: US$78 million) which are analysed on page 15.

The financial data above have been extracted from the primary financial statements set out on pages 11 to 14. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

20  Rio Tinto 2006 Half year report

Metal prices and exchange rates

	Six months to 30 June 2006	Six months to 30 June 2005	Change 1H06 v 1H05	Year to 31 December 2005

Metal prices – average for the period
Copper – US cents/lb	271c	151c	79%	166c
Aluminium – US cents/lb	115c	84c	37%	86c
Gold – US$/troy oz	US$588	US$427	38%	US$444
Molybdenum – US$/lb	US$23	US$31	(26%)	US$31

Average exchange rates in US$
Sterling	1.79	1.87	(4%)	1.82
Australian dollar	0.74	0.77	(4%)	0.76
Canadian dollar	0.88	0.81	9%	0.83
South African rand	0.159	0.160	(1%)	0.157

Period end exchange rates in US$
Sterling	1.84	1.81	2%	1.73
Australian dollar	0.74	0.76	(3%)	0.73
Canadian dollar	0.90	0.81	11%	0.86
South African rand	0.140	0.150	(7%)	0.158

The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Availability of this report

This report is available on the Rio Tinto website, www.riotinto.com.

Many of the Group’s publications may be downloaded in their entirety and a webcast of the presentation of Rio Tinto’s 2006 half year results is also available.

Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.

Designed by Tor Pettersen & Partners.

Printed in England by St Ives Westerham Press on European paper made from chlorine free renewable pulp.
© Rio Tinto plc and Rio Tinto Limited.

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	55 Collins Street
London SW1Y 4LD	Melbourne 3000
(Registered office)	(Registered office)
Registered in England	Incorporated in Victoria
No 719885	ACN 004 458 404
Telephone +44 (0)20 7930 2399	Telephone +61 (0)3 9283 3333